Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Hazard & Siegel, Inc.
Dewitt, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. (a New York Corporation), as of December 31, 2020, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and Schedules I through Schedule IV (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hazard & Siegel, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hazard & Siegel's management. Our responsibility is to express an opinion on Hazard & Siegel, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazard & Siegel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

The Supplementary Schedules I through Schedule IV has been subjected to audit procedures performed in conjunction with the audit of Hazard & Siegel, Inc.'s financial statement. The supplementary information is the responsibility of Hazard & Siegel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Supplementary Schedules I through Schedule IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans and Bennett, LLP

Certified Public Accountant
We have served as Hazard & Siegel, Inc.'s auditor since 1999.
Syracuse, New York
February 26, 2021

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Hazard & Siegel, Inc.
Dewitt, New York

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 15c3-3, in which (1) Hazard & Siegel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hazard & Siegel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Hazard & Siegel, Inc. stated that Hazard & Siegel, Inc. met the identified exemption provisions throughout the most recent year ending December 31, 2020 without exception. Hazard & Siegel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazard & Siegel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Evans and Bennett, LLP

Certified Public Accountants
Syracuse, New York
February 26, 2021



HAZARD & SIEGEL INC.
5793 WIDEWATERS PARKWAY
SYRACUSE, NEW YORK 13214
315-414-0722

Hazard & Siegel Inc. 2020 Exemption Report

Hazard & Siegel Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R.240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):[1]
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year except as described below:

On one occasion (4/21/2020) funds were held one day extra to comply with a compliance department inquiry to clear the business as being in good order.

The officers below affirm that, to the best of their knowledge and belief, this exemption report is true and correct.

22 February 2021



Alexander S. Joseph Jr. CEO

David M. Mullen, President and Chief Compliance Officer

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DECEMBER 31, 2020

Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

C O N T E N T S

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number : 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAZARD & SIEGEL, INC.**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5793 WIDEWATERS PARKWAY
(No. and Street)

DEWITT	NEW YORK	13214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. MULLEN — **315-414-0722**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **DAVID M. MULLEN.,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HAZARD & SIEGEL, INC.,** as of **DECEMBER 31, 2020,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A_____

DAVID M. MULLEN   _____
                                                            Signature

                                                 __**PRESIDENT/CFO**_____
                                                            Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Stockholder's Equity.

☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 124,314
Commissions receivable	263,712
Prepaid expenses	11,547
Fixed Asset - Right of Use	231,788
Property and equipment - net	12,711
Total assets	$ 644,072

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 260,366
PPP Loan - Debt	$ 86,360
Lease liability	245,304
Total liabilities	592,030
Stockholder's equity:	
Common stock - no par, 100 shares authorized,	
50 shares issued and outstanding	16,000
Additional paid-in capital	43,137
Retained deficit	(7,095)
Total stockholder's equity	52,042
Total liabilities and stockholder's equity	$ 644,072

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2020

Revenues:		
Revenue from sale of investment company shares	$	822,283
Investment advisory and administrative service fees		-
Other revenue		2,133,198
Total revenue		2,955,481
Expenses:		
Salary and other employment costs of officers		325,471
Employee and registered representatives compensation		2,277,396
Regulatory fees and expenses		46,398
Other expenses		362,746
Total expenses		3,012,011
Loss before income taxes		(56,530)
Provision for income taxes		2,050
Net Loss	$	(58,580)

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2020	$ 16,000	$ 43,137	$ 51,485	$ 110,622
Net loss	-	-	(58,580)	(58,580)
Stockholder contributions	-	-	-	-
Stockholder distributions	-	-	-	-
Balance, December 31, 2020	$ 16,000	$ 43,137	$ (7,095)	$ 52,042

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2020

Subordinated liabilities at January 1, 2020	$	-
Increases - none		-
Decreases - none		-
Subordinated liabilities at December 31, 2020	$	-

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net loss	$ (58,580)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Depreciation	7,500
Amortization of right to use asset	66,225
Changes in operating assets and liabilities:	
Commissions receivable	(5,526)
Receivables from non-customers	-
Prepaid expenses	(6,118)
Accrued expenses	(5,967)
Net cash used for operating activities	(2,466)
Cash flows from investing activities:	
Purchase of property and equipment	-
Leasehold improvements	-
Net cash used for investing activities	-
Cash flows from financing activities:	
Stockholder contributions	-
Stockholder distributions	-
Proceeds from PPP Loan	86,360
Payments on lease liability	(61,542)
Net cash provided by financing activities	24,818
Net increase in cash	22,352
Cash - beginning	101,962
Cash - ending	$ 124,314
Supplemental cash flow disclosure:	
Cash paid during the year:	$ 2,050
Income tax	

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company operates as a broker-dealer, and limits its business to the sales and service of investment company products, insurance company variable insurance products, group annuities within retirement plans, public non-traded REITS, and public non-traded BDCs.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Brokerage Commissions

The Company arranges for the purchase and sale of securities for its customers. Each time a customer enters into a buy transaction, the Company generally recevies a commission. Commissions are recorded on the trade date (the date that the Company fills the trade order by contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date becasue that is when 1.) the underlying financial instrument or purchaser is identified, 2.) the pricing is agreed upon, and 3.) the risks and rewards of ownership have been transferred to the customer.

Note 2. Summary of Significant Accounting Policies (continued)

<u>Distribution fees</u>

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front (trade date), over time, of as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date as a commission, as outlined in the previous note. For variable amounts paid over time, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

<u>Practical expedients</u>

As part of the adoption of the ASU, the Company elected to use the following practical expedients: the Company states its accounts receivable at their transaction price and does not adjust for financing components; costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.

<u>Disaggregated Revenue from Contracts with Customers</u>

The following table presents revenue by major source

Municipals	$ 3,300
Investment Company shares	$ 222,083
Variable Insurance products	$ 1,400,890
Non- Securities Insurance	$ 428,664
Distribution fees	$ 599,686

<u>Recent Accounting Pronouncements</u>

In February 2016 FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). The new standard sets forth a change in accounting to bring operating leases onto the balance sheet, by way of a Right of Use Asset and a Lease Liability. The right of use asset will be amortized straight line over the life of the lease, while the lease liability will follow NPV amortization as a loan would. This update was effective January 1, 2019, and was implemented by the Company as of that date.

Note 2. Summary of Significant Accounting Policies (continued)

<u>Recent Accounting Prounouncements (continued)</u>

In June 2016, the FASB isssued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019, and has been adopted by the Company for fiscal year ended December 31, 2020.

The Company currently has no assets on its balance sheet that require measurement of credit losses. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

<u>Income Taxes</u>

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements. The Company also accrued $1,050 for anticipated state income tax payments to other states.

<u>Compensated Absences</u>

The Company has not accrued for compensated absences. The Company recognizes compensation expense when it is paid to the employees.

<u>Events Occurring After Reporting Date</u>

Management has evaluated subsequent events through February 26, 2021, which is the date the financial statements were available to be issued.

Note 3. Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2020.

Note 4. Off-Balance-Sheet Credit Risk

The Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 5. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$	62,752
Leasehold improvements		12,804
		75,556
Accumulated depreciation		(62,845)
Property and equipment - net	$	12,711

Depreciation expense was $7,500 for the year ended December 31, 2020.

Note 6. Long-Term Debt

Long-term debt as of December 31, 2020 consists of the following:

		2020
PPP loan payable to Key Bank N.A, bearing interest at 1%, due April 2022, unsecured	$	86,360
Current maturities		57,477
Long-term debt	$	28,883

Note 6. Long-Term Debt (continued)

Maturities of Long Term Debt are as follows:

2021	$	57,477
2022	$	28,883
Total	$	86,360

Note 7. Commitments and Contingencies

<u>Operating Leases</u>

The Company has a seven year lease on its office in Dewitt, New York with 5793 Widewaters Parkway, LLC commencing in April of 2017 through July 31, 2024. Total Rent expense was $7,228 with an additional amortization of right of use expense of $66,225 for the year ended December 31, 2020.

The minimum annual rental commitments over the next five years are as follows:

	Real Estate operating lease
2021	$ 70,982
2022	73,395
2023	74,803
2024	43,635
Total	262,815
Less effects of discounting	(17,511)
Lease liabilities recognized	$ 245,304

Note 8. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2020, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $273,882 and $94,119 respectively, a ratio of 2.91 to 1 and net capital exceeded the minimum capital requirement of $18,259 by $75,860.

Note 9. Related Party Transactions

The Company shares the expense of the cost of its Spectrum cable and Northland Communications internet service bill. The annual expense was $2,891 for the year ended December 31, 2020

The Company shares the expense of its errors and omission insurance coverage. The annual expense paid to the related party for the year ended December 31, 2020 was $72,303.

Note 10. Forgivable Loan Received under the SBA Payroll Protection Program

In response to the coronovirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronovirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In April 2020, the Company obtained a PPP loan for $86,360, which is included in the Company's debt balance. The note matures in April 2022 and bears interest at a fixed annual rate of 1%, with the first ten months of interest deferred. The Company believes it used the proceeds from the note for qualifying expenses and thus expects to received approval of its application for the loan to be forgiven in the future, at which time the Company will recognize gain on forgiveness of the loan.

Note 11. Risks and Uncertainties

The recent COVID-10 outbreak in the United States has resulted in economic uncertainties which may negatively impact the Company. Given the uncertainty and daily evolution of the COVID-19 outbreak, the Company is not able to estimate the effects on financial operations.

SCHEDULE I

HAZARD & SIEGEL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

Net capital computation:		
Total stockholder's equity qualified for net capital		$ 52,042
PPP Loan - Allowable Credit		86,360
Non-allowable assets and deductions and/or charges:		
Commissions receivable	20,025	
Prepaid expenses	11,547	
Related Party	-	
Property and equipment	12,711	
Total deductions and/or charges		(44,283)
Net capital before haircuts on securities positions		94,119
Haircuts on securities:		
Securities and mutual funds		-
Net capital		$ 94,119
Computation of aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses	$ 260,366	
Lease liability	13,516	
Total aggregate indebtedness		$ 273,882
Computation of basic net capital requirement:		
Minimum net capital required (6⅔ % of aggregate indebtedness)	$ 18,259	
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000	
Net capital requirement (the greater of above amounts)	$ 18,259	
Excess net capital at 1,500 percent (net capital less minimum net capital)		$ 75,860
Excess net capital at 1,000 percent (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital)		$ 66,731
Ratio of aggregate indebtedness to net capital		2.91 to 1

HAZARD & SIEGEL, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENT

OF FINANCIAL CONDITION AND NET CAPITAL

DECEMBER 31, 2020

Reconciliation of computation of net capital and aggregate indebtedness:

1. Net capital, as reported in Company's FOCUS Report, Part IIA	$ 94,119
Net capital, as computed, per Schedule I	$ 94,119
2. Aggregate indebtedness, as per FOCUS Report, Part IIA	$ 273,882
Aggregate indebtedness, as computed, per Schedule I	$ 273,882

The adjustments made by management during the audit were for normal year end accruals and reconciling items, determined prior to the Company filing of Focus Form X-17A-5 Part II A for December 31, 2020.

No material differences exist pursuant to Rule 17a-5(d)(4) in relation to Rule 15c3-1.

SCHEDULE III

HAZARD & SIEGEL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER

RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The Computation for Determination of Reserve Requirements Under Rule 15c-3-3 is not performed. The Company has claimed exemption form Rule 15c-3-3 under the provisions of section (k)(1) as the Company's sales are limited to mutual funds, variable annuities and related products.

SCHEDULE IV

HAZARD & SIEGEL, INC.

REPORT ON ANY MATERIAL INADEQUACIES

DECEMBER 31, 2020

No material inadequacies existed or were found to have existed since the date of the previous audit date December 31, 2019.